Exhibit (a)(1)(J)

Company Contact	Media Contact:
Marcy Graham	Sarah Thailing
Executive Director, Investor Relations	Principal
Genoptix, Inc.	Wordanista
800-881-3100	619-255-7337
investorrelations@genoptix.com	sarah@wordanista.com
www.genoptix.com

FTC GRANTS EARLY TERMINATION OF WAITING PERIOD UNDER HART-SCOTT-RODINO ACT

SAN DIEGO, CA – February 7, 2011 – Genoptix, Inc. (NASDAQ:GXDX) announced today that the Federal Trade Commission has granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) applicable to the cash tender offer by Novartis to purchase all outstanding shares of common stock of Genoptix at USD$25.00 per share.

The termination of the HSR Act waiting period satisfies one of the conditions necessary for the consummation of the tender offer. The tender offer is scheduled to expire at 12:00 midnight, New York City time, on Friday, February 25, 2011 (which is the end of the day on February 25, 2011), unless the tender offer is extended. Consummation of the tender offer remains subject to other customary conditions, including the tender of a majority of the outstanding shares of Genoptix’s common stock, determined on a fully diluted basis.

About Genoptix, Inc.

Genoptix is a specialized laboratory service provider focused on delivering personalized and comprehensive diagnostic services to community-based hematologists and oncologists. Genoptix is headquartered in Carlsbad, California.

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Genoptix. The tender offer for shares of Genoptix described in this press release commenced on January 28, 2011. Novartis has filed a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) and Genoptix has filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC. Genoptix stockholders and other investors should read these materials carefully because they contain important information, including the terms and conditions of the tender offer. These materials and any other documents filed by Genoptix or Novartis with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov and by contacting Genoptix Investor Relations at 800-881-3100. In addition, investors and stockholders are able to obtain free copies of the documents filed with the SEC on Genoptix’s website at www.genoptix.com. Investors and stockholders are urged to read the Schedule TO, the Schedule 14D-9 and the other relevant materials before making any investment decision with respect to the tender offer.

Statements in this press release that relate to future results and events are forward-looking statements based on Genoptix’ current expectations regarding the tender offer and transactions contemplated by the merger agreement. Actual results and events in future periods may differ materially from those expressed or implied by these forward-looking statements because of a number of risks, uncertainties and other factors. There can be no assurances that a transaction will be consummated. Other risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the transaction may not be timely completed, if at all; that, prior to the completion of the transaction, if at all, Genoptix may not satisfy one or more closing conditions; that the merger agreement may be terminated; and the impact of the current economic environment, fluctuations in operating results, market acceptance of Genoptix’ services, and other risks that are described in Genoptix’ Annual Report on Form 10-K for the year ended December 31, 2009, in its most recent Quarterly Report of Form 10-Q and in its subsequently filed SEC reports. Genoptix undertakes no obligation to update these forward-looking statements except to the extent otherwise required by law.

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